SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d–101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 1)*

PRECISION DRILLING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74022D308

(CUSIP Number)

Brett Kimak

Alberta Investment Management Corporation

1100 10830 Jasper Avenue

Edmonton, Alberta

T5J 2B3

780-392-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2013

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1.	NAMES OF REPORTING PERSONS Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 816,178
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 816,178
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,178
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29[1]
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

[1]	Based on 276,943,785 common shares outstanding as of September 30, 2013, as reported by Precision Drilling Corporation in its Form 6-K, filed with the Securities and Exchange Commission on November 1, 2013.

This Amendment No. 1 (this “Amendment”) amends and supplements the information set forth in the statement on Schedule 13D filed by Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation (the “Reporting Person” or “AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c. A-26.5 (2007) (the “Alberta Investment Management Corporation Act”) on May 23, 2011 relating to the common shares (the “Common Shares”) of Precision Drilling Corporation, a corporation existing under the laws of Alberta, Canada (the “Issuer”) and warrants for the purchase of Common Shares (such Schedule 13D, as amended by this Amendment, being this “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items to which such information is relevant.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read in its entirety as follows:

(a)-(c) and (f): This Schedule 13D is being filed by the Reporting Person with respect to Common Shares held on behalf of clients for which AIMCo serves as investment manager. The principal business address of AIMCo is 1100 10830 Jasper Avenue, Edmonton, Alberta, T5J 2B3. The principal business of AIMCo is, pursuant to the Alberta Investment Management Corporation Act, to provide investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

(d)-(e): During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, the persons listed on Appendix A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

On December 10, 2013 the Reporting Person completed the sale of 55,648,111 Common Shares, including 15,000,000 Common Shares received upon the exercise of 15,000,000 warrants that were exercisable at an exercise price of C$3.22 per Common Share, for C$9.25 per share in a privately negotiated block trade.

Following the transaction described above, AIMCo may be deemed to beneficially own, with sole voting and dispositive power, 816,178 Common Shares, as computed using rule 13d–3 promulgated under the Securities Exchange Act of 1934, as amended. Such beneficial ownership of the Common Shares constitutes approximately 0.29% of the Common Shares outstanding as of September 30, 2013, as reported by the Issuer in its Form 6-K, filed with the Securities and Exchange Commission on November 1, 2013.

As of December 10, 2013, the Reporting Person ceased to be the beneficial owner of more than 5 percent of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following at the end hereof:

The updated disclosure in Item 5 hereto is incorporated by reference in this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2013

Her Majesty the Queen in Right

of the Province of Alberta as

represented by Alberta

Investment Management

Corporation

By:	/s/ Brett Kimak
Name: Brett Kimak
Title: Vice President, Compliance

APPENDIX A

INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address	Principal Occupation	Citizenship

A. Charles Baillie	Chairman of the Board of Directors	1100 – 10830 Jasper Avenue, Edmonton, Alberta, Canada, T5J 2B3	Businessman	Canada

George F. J. Gosbee	Vice Chair of Board of Directors	Same as above	President and Chief Executive Officer of AltaCorp Capital Inc.	Canada

Clive J. Beddoe	Director	Same as above	Chairman of WestJet Airlines	Canada

Ross A. Grieve	Director	Same as above	Executive Chairman of PCL Constructors Inc.	Canada

Virginia A. Holmes	Director	Same as above	Businesswoman	United Kingdom

Harold A. Roozen	Director	Same as above	Chief Executive Officer and Chairman of CCI Thermal Technologies Inc.	Canada

Andrea S. Rosen	Director	Same as above	Businesswoman	Canada United States

Mac H. Van Wielingen	Director	Same as above	Founder and Co-Chair of ARC Financial Corp.	Canada

Cathy L. Williams	Director	Same as above	Businesswoman	Canada

Leo De Bever	Chief Executive Officer	Same as above	Chief Executive Officer of AIMCo	Canada

Jadgdeep Bachher	Executive Vice President, Venture and Innovation	Same as above	Executive Vice President, Venture and Innovation of AIMCo	Canada

Dale MacMaster	Executive Vice President, Public Market Investments	Same as above	Executive Vice President, Public Market Investments of AIMCo	Canada

Robert Mah	Executive Vice President, Private Market Investments	Same as above	Executive Vice President, Private Market Investments of AIMCo	Canada

David Goerz	Executive Vice President, Investment Strategy & Risk Management	Same as above	Executive Vice President, Investment Strategy & Risk Management of AIMCo	United States

Angela Fong	Chief Corporate and Human Resources Officer	Same as above	Chief Corporate and Human Resources Officer of AIMCo	Canada

Jacquelyn Colville	Chief Financial Officer	Same as above	Chief Financial Officer of AIMCo	Canada

John Osborne	Chief Risk Officer	Same as above	Chief Risk Officer of AIMCo	Canada

Darren Baccus	Associate General Counsel	Same as above	Associate General Counsel of AIMCo	Canada

Carole Hunt, Q.C.	Chief Legal Counsel & Corporate Secretary	Same as above	Chief Legal Counsel & Corporate Secretary of AIMCo	Canada